     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 28, 1999, and the related
Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchasers (as defined below) may in their discretion, however, take such actions as they may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Purchasers' behalf by Credit Suisse First Boston Corporation ("Credit Suisse First Boston" or the "Dealer Manager") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
          (Including the Associated Preferred Share Purchase Rights)
                                        of
                                 Micro Warehouse, Inc.
                                        at
                                 $19.00 Net Per Share
                                        by
                     Bridgeport Acquisition Corporation,
           a wholly owned subsidiary of Bridgeport Holdings Inc.,
                                      and by
                            Micro Warehouse, Inc.

     Bridgeport Acquisition Corporation, a Delaware corporation ("Acquisition Company"), and Micro Warehouse, Inc., a Delaware corporation (the "Company" and, together with Acquisition Company, the "Purchasers"), are severally offering to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 17, 1996, between the Company and State Street Bank and Trust Company NA, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at $19.00 per Share, net to the selling stockholder in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 28, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, together constitute the "Offer"). Acquisition Company's offer is for up to approximately 71% ofthe Shares currently outstanding (including the Shares owned by BYOWC (as defined below)). If more than such number of Shares are tendered in the Offer, the Company's offer is for those additional Shares. Acquisition Company is a wholly owned subsidiary of Bridgeport Holdings Inc., a Delaware corporation ("Parent"). Parent is an entity formed by BYOWC Partners LLC, a Delaware limited liability company ("BYOWC"), and BYOWC is jointly and severally responsible for each of Acquisition Company's and Parent's obligations in the Offer. Stockholders of record who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by the Purchasers pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Acquisition Company will pay all charges and expenses of the Dealer Manager, EquiServe L.P., which is acting as depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JANUARY 28, 2000, UNLESS THE OFFER IS EXTENDED.


     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) at least that number of Shares that constitutes 51% of the Shares outstanding on a fully diluted basis (including the Shares owned by BYOWC) (the "Minimum Condition"). BYOWC currently owns approximately 4% of the Shares outstanding on a fully diluted basis. Certain stockholders of the Company who collectively own approximately 10% of the Shares outstanding on a fully diluted basis have each entered into a stockholder's agreement with Parent and Acquisition Company pursuant to which they have agreed to tender all of their Shares in the Offer and not withdraw any Shares so tendered. The Offer is also conditioned upon the receipt by Acquisition Company of certain debt and equity financing necessary to consummate the Offer and the Merger (as defined below) and the availability to the Company of a new credit facility following consummation of the Offer. Credit Suisse First Boston, New York branch, and CIBC Inc. have executed a commitment letter to provide the debt financing and the new credit facility. FS Equity Partners IV, L.P., a private equity investment fund managed by Freeman Spogli & Co. LLC, has executed a commitment letter to provide the portion of the equity financing on which the Offer is conditioned. The Offer is also subject to certain other conditions. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 20, 1999 (the "Merger Agreement"), among BYOWC, Parent, Acquisition Company and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the

"DGCL"), the Company will be merged with and into Acquisition Company (the "Merger"), with Acquisition Company surviving the Merger as a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Dissenting Shares (as defined in the Merger Agreement), if any, and Shares owned by the Company or any of its subsidiaries, or by BYOWC, Parent, Acquisition Company or any direct or indirect wholly owned subsidiary of BYOWC) will be converted into the right to receive the Offer Price or any higher price per Share paid in the Offer, without interest thereon. The Merger Agreement is more fully described in Section 15 of the Offer to Purchase.

     The Board of Directors of the Company has unanimously determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, has unanimously approved the Merger Agreement, the Offer and the Merger and unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     For purposes of the Offer, the applicable Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn when, as and if the applicable Purchaser gives oral or written notice to the Depositary, as agent for the tendering stockholders, of its acceptance for payment of such Shares. Payment for Shares so accepted will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchasers and transmitting payment to validly tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     The term "Expiration Date" means 5:00 P.M., New York City time, on Friday, January 28, 2000, unless and until Acquisition Company (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Acquisition
Company, shall expire. Acquisition Company expressly reserves the right, in its sole discretion, to extend the Offer at any time and from time to time
(i) if any condition to the consummation of the Offer other than the Minimum Condition has not been satisfied or waived, in which case such extension may continue until such conditions are satisfied or waived, (ii) if all conditions to the consummation of the Offer have been satisfied or waived other than the Minimum Condition, and the number of Shares tendered is greater than 40% of the Shares then outstanding (including the Shares owned by BYOWC), in which case such extension may continue for an aggregate period not to exceed 15 business days, (iii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer or (iv) if all conditions to the consummation of the Offer have been satisfied or waived but the number of Shares tendered is less than 90% of the Shares then outstanding (including the Shares owned by BYOWC and after giving effect to the reduction in the number of Shares outstanding as a result of the Company's purchase of Shares in the Offer), in which case such extension may continue for an aggregate period not to exceed 20 business days and only if Acquisition Company and, if applicable, the Company first accept for payment all Shares validly tendered prior to such extension. Acquisition Company shall cause any such extension by giving oral or written notice of such extension to the Depositary, which will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering stockholder to withdraw such stockholder's Shares.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, if required, the adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. The stockholder vote necessary to adopt the Merger Agreement is the affirmative vote of the holders of a majority of the Shares outstanding. If the Minimum Condition is satisfied and Acquisition Company and, if applicable, the Company purchase Shares pursuant to the Offer, Acquisition Company and Parent will be able to effect the Merger without the affirmative vote of any other stockholder. If Acquisition Company acquires at least 90% of the Shares then outstanding (including the Shares owned by BYOWC and after giving effect to the reduction in the number of Shares outstanding as a result of the Company's purchase of Shares in the Offer) pursuant to the Offer or otherwise, the parties to the Merger
Agreement shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company in accordance with the short form merger provisions of the DGCL.

     Under no circumstances will interest be paid on the purchase price to be paid for the Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment. Similarly, no interest will be paid on the consideration to be paid in the Merger to stockholders who do not tender their Shares pursuant to the Offer, regardless of any delay in effecting the Merger or making such payment.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time on or after February 27, 2000, or at such later time as may apply if the Offer is extended. If all conditions to the Offer have been satisfied or waived and Acquisition Company extends the Expiration Date because less than 90% of the Shares then outstanding (including the Shares owned by BYOWC and after giving effect to the reduction in the number of Shares outstanding as a result of the Company's purchase of Shares in the Offer) have been tendered, stockholders who have properly tendered, or will properly tender, Shares will no longer have any withdrawal rights and any Shares so tendered will be accepted for payment and paid for by the Purchasers. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchasers are unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights pursuant to Section 3 of the Offer to Purchase.
For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn.
The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, and their determination will be final and binding on all parties.

     The information required to be disclosed by Rule 13e-4(d)(1) and Rule14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     In connection with the Offer, the Company has provided Acquisition Company with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

     Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Acquisition Company's expense. None of BYOWC, Parent, Acquisition Company or the Company will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

     The Information Agent for the Offer is:

                         [Logo of Mackenzie Partners]

                              156 Fifth Avenue
                           New York, New York 10010
                        (212) 929-5500 (Call Collect)
                                      or
                        Call Toll Free (800) 322-2885

     The Dealer Manager for the Offer is:

                     [Logo of Credit Suisse First Boston]

                             Eleven Madison Avenue
                        New York, New York 10010-3629
                        Call Toll Free (800) 881-8320